SEGALL BRYANT & HAMILL TRUST 225 Pictoria Drive Suite 4500 Cincinnati, OH 45246

March 31, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust

File No. 811-03373

Preliminary Proxy Statement on Schedule 14A

To Whom It May Concern:

On behalf of Segall Bryant & Hamill Trust (the “Trust”), attached hereto for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) are the preliminary proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a special meeting of the shareholders of the Trust to be held on May 30, 2025. The Trust estimates that copies of the definitive Proxy Materials will be released to shareholders of the Trust on or around April 21, 2025.

The SEC Staff is requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP, Counsel for the Trust, at (303) 892-7381.

Sincerely,

/s/ Maggie Bull

Maggie Bull

Secretary

Segall Bryant & Hamill Trust

Enclosures

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP